Shareholder Meeting Results for the Apollo Senior Floating Rate
Fund ("AFT")

      On May 19, 2016, AFT held its Annual Meeting of
Shareholders for the purpose of electing Directors of AFT. The proposal was approved by AFT's shareholders and the results of the voting are as follows:

Name                     For         Withheld
Glenn N. Marchak   12,849,881.919   970,952.909
Todd J. Slotkin    12,849,881.919   970,952.909

      Robert L. Borden, Barry Cohen, Carl J. Rickertsen and
Elliot Stein, Jr. continue to serve in their capacities as Directors of AFT.